					Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Sep

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$43,707	$51,216	$47,020	$46,888	$51,282	$56,044
Interest applicable to rentals	771	1,427	1,577	1,638	1,959	1,853

Total fixed charges, as defined	$44,478	$52,643	$48,597	$48,526	$53,241	57,897

Preferred dividends, as defined (a)	5,129	4,373	4,144	4,402	4,370	4,135

Combined fixed charges and preferred dividends, as defined	$49,607	$57,016	$52,741	$52,928	$57,611	$62,032

Earnings as defined:

Net Income	$62,103	$52,285	$72,106	$59,710	$77,636	$92,389
Add:
Provision for income taxes:
Total income taxes	33,952	28,567	35,850	33,240	42,323	42,315
Fixed charges as above	44,478	52,643	48,597	48,526	53,241	57,897

Total earnings, as defined	$140,533	$133,495	$156,553	$141,476	$173,200	$192,601

Ratio of earnings to fixed charges, as defined	3.16	2.54	3.22	2.92	3.25	3.33

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.83	2.34	2.97	2.67	3.01	3.10

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.